May 23, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (615) 269-8461

Mr. Scott W. Holmes
Senior Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN  37203

Re:	Healthcare Realty Trust Incorporated
Item 4.02 Form 8-K
Filed March 23, 2005
File No. 001-11852

Dear Mr. Holmes:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. We note that you intend to file restated financial statements.
However you have not indicated how or when you intend to do so.
Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

2. Please tell us how you determined whether you meet the criteria for filing under Item 4.02(a) or 4.02(b). If you meet the criteria for filing under Item 4.02(b), Item 4.02(c) requires you to provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree. Please amend your previously filed Form 8-K by filing your independent accountant`s letter as an exhibit to the filed Form 8-K no later than two business days after you have received the letter.


*  *  *  *



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within five business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
      Accounting Branch Chief

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Healthcare Realty Trust Incorporated
May 23, 2005
Page 1